                                                                    EXHIBIT 99.1

                         GLOBALSTAR CAPITAL CORPORATION
                (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                                 BALANCE SHEETS

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2001             2000
                                                              -------------    ------------
                                                               (UNAUDITED)        (NOTE)
ASSETS:
Receivable from Parent......................................     $1,000           $1,000
                                                                 ======           ======
LIABILITIES AND STOCKHOLDER'S EQUITY
Commitments and contingencies (Note 4) Stockholder's equity
  Common stock, par value $.10; 1,000 shares authorized,
  issued and outstanding....................................     $   10           $   10
Paid-in capital.............................................        990              990
                                                                 ------           ------
                                                                 $1,000           $1,000
                                                                 ======           ======

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Note: The December 31, 2000 balance sheet has been derived from audited consolidated financial statements at that date.

                          See notes to balance sheets.

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

                         GLOBALSTAR CAPITAL CORPORATION
                (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                            NOTES TO BALANCE SHEETS

1.  ORGANIZATION AND BUSINESS

     Globalstar Capital Corporation ("Globalstar Capital"), a wholly-owned subsidiary of Globalstar, L.P. ("Globalstar") was formed on July 24, 1995, for the primary purpose of serving as a co-issuer and co-obligor with respect to certain debt obligations of Globalstar.

2.  BASIS OF PRESENTATION

     On January 16, 2001, Globalstar suspended indefinitely principal and interest payments on its funded debt and dividend payments on its 8% and 9% convertible redeemable preferred partnership interests ("RPPIs") in order to conserve cash for operations. Non-payment of interest on Globalstar's debt instruments, credit facility and vendor financing agreements when they become due, and continuance of non-payment for the applicable grace period, are "events of default" under the terms of each of the debt instruments. An event of default has occurred in connection with Globalstar's $500 million credit facility, its vendor financing facility with QUALCOMM, its 11 3/8% senior notes due February 15, 2004, its 11 1/4% senior notes due June 15, 2004, its 10 3/4% senior notes due November 1, 2004, and its 11 1/2% senior notes due June 1, 2005. Accordingly, for reporting and accounting purposes, Globalstar classified the $500 million credit facility, the QUALCOMM vendor financing and the senior notes as current obligations.

     Globalstar has retained The Blackstone Group as its financial adviser to assist in evaluating its business plan and developing initiatives, including restructuring its debt, identifying funding opportunities and pursuing other strategic alternatives. At Globalstar's expense, its bondholders have retained legal counsel and financial advisers. Globalstar has developed a new business plan for the purpose of restructuring the company's finances. The business plan assumes the conversion of all outstanding Globalstar debt obligations into equity in a new Globalstar company ("Newco") and the consolidation of certain Globalstar service provider operations into Newco. The service provider consolidation is intended to bring additional efficiencies to the operation of the Globalstar network and allow for increased coordination in the Globalstar service offerings and pricing. Globalstar believes that these steps are required to achieve and maintain financial viability. In addition to the service provider operations to be consolidated into Newco, Globalstar intends to continue to offer its services through existing independent gateway operators in other regions.

     Globalstar has been discussing its new business plan with its principal creditors, with the objective of achieving an agreement in principle with respect to the terms of a financial restructuring plan. Assuming these discussions are successfully concluded, as to which there can be no assurance, Globalstar and certain of its affiliates will commence voluntary Chapter 11 cases and seek to confirm a Chapter 11 plan which both implements the terms agreed with its creditors and binds all Globalstar's creditors. Globalstar will likely seek protection under the federal bankruptcy laws even without a prenegotiated settlement with its principal creditors. Moreover, its creditors may, at anytime, initiate involuntary bankruptcy proceedings against Globalstar. In any financial restructuring, Globalstar Capital's equity interest, along with the interests of Globalstar's other partners, will likely be severely diluted, in which event it will have little or no value, or be eliminated entirely.

     Globalstar's suspension of principal, interest and dividend payments, its continued operating losses, and its difficulty in securing additional financing raise substantial doubt about its ability to achieve financial viability as the company is currently structured. These factors, in turn, raise doubt regarding Globalstar Capital's ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Globalstar has incurred cumulative ordinary partnership losses of $4.9 billion from inception through September 30, 2001, which have been funded primarily through the issuance of partnership interests and debt by Globalstar.

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

3.  RESTRUCTURING

     During 2001, Globalstar reviewed its operating costs and implemented cost saving measures. In the first nine months of 2001, Globalstar incurred a restructuring charge of approximately $9.8 million, of which $8.7 million has been paid out as of September 30, 2001. The charge consisted of the following: employee separation costs of $4.7 million related to a reduction in workforce of 292 employees from March to November, 2001, fees paid to Globalstar's restructuring specialists including financial advisors, legal counsel, and other advisors of $3.8 million, and fees paid to the bondholders' legal counsel and financial advisors of $1.3 million. Globalstar's headcount on September 30, 2001 was approximately 180 employees. Globalstar provided a paid 60 day notice of termination to 52 of the 180 employees on September 19, 2001 and released them from active employment on or around that date. The effective date of termination is November 16, 2001. Expenses related to these terminations were recorded in the quarter ended September 30, 2001.

4.  COMMITMENTS AND CONTINGENCIES

     On February 20, 2001, a purported class action lawsuit was filed against Globalstar and Globalstar Capital Corporation on behalf of the owners of the 10 3/4% bonds, due November 2004 (the "Bonds") in Superior Court, New Castle County, Delaware. Globalstar Capital Corporation and Globalstar, L.P. issued the Bonds as joint obligors. The complaint alleges that the defendants repudiated the Bonds' registration statement, prospectus and indenture, without consent of the bondholders, when Globalstar announced that it was suspending its future interest payments on the Bonds. On April 23, 2001, the defendants moved to dismiss the complaint for failure to state a cause of action. A second similar class action was filed in Delaware on June 5, 2001. The defendants have also moved to dismiss this complaint. Plaintiffs subsequently amended the complaint and defendants again moved to dismiss the amended complaint for failure to state a cause of action. The motions were heard in September and the parties are awaiting a ruling from the Court. On August 7, 2001, Globalstar received a petition filed on July 13, 2001 in Texas state court by L.E. Creel III, a holder of an 11 3/8% note seeking principal payment of the note plus interest. Globalstar has filed an answer contesting the petition and believes that the petition lacks merit.

     On June 30, 2000, Globalstar's $250 million credit facility with The Chase Manhattan Bank, which was fully drawn, matured and was thereupon repaid in full by its guarantors, including Lockheed Martin Corporation. Pursuant to the relevant agreements entered into in 1996, Globalstar issued to all the guarantors three-year notes in proportion to the principal amount of the credit facility guaranteed. Lockheed Martin, however, has rejected the notes it received and is instead asking Globalstar to issue new securities with additional rights and enhanced value without waiving its claim that it is entitled to receive an immediate cash reimbursement by Globalstar of its $150 million payment to the bank lenders. Globalstar disputes Lockheed Martin's interpretation of the relevant agreements. If the dispute is not resolved, we cannot be sure that if the matter were litigated, a court would agree with Globalstar's interpretation of the agreements. Moreover, if, as a result of this dispute, a holder of Globalstar's public bonds claimed a cross default under the applicable indenture, and a court ruled against Globalstar, the maturity date of the bonds would be accelerated. Management believes, however, that a court would agree with Globalstar's interpretation of the relevant agreements.

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